Exhibit 12.1

United States Steel Corporation, LLC
Computation of Ratio of Earnings to Combined Fixed Charges
And Preferred Stock Dividends
Unaudited
(Dollars in Millions)

	Year Ended December 31
	2002	2001		2000	1999	1998

Portion of rentals representing interest	$34	$45		$48	$46	$52
Capitalized interest	6	1		3	6	6
Other interest and fixed charges	136	153		115	75	47
Pretax earnings which would be required to cover preferred stock dividend requirements of parent	—	12		12	14	15

Combined fixed charges and preferred Stock dividends (A)	$176	$211		$178	$141	$120

Earnings-pretax income with applicable adjustments (B)	$183	$(387)		$187	$295	$618

Ratio of (B) to (A)	1.04	***	(a)	1.05	2.10	5.15

(a)          Earnings did not cover fixed charges and preferred stock dividends by $598 million in 2001